

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2010

Mr. Paul A. Henley
 Chief Financial Officer
PLANGRAPHICS, INC.
6371 Business Boulevard, Suite 200
Sarasota, Florida 34240

> **Re: PlanGraphics, Inc.**
> **Form 10-K for the year ended September 30, 2009**
> **Filed January 13, 2010, as Amended on April 30, 2010**
> **File No. 0-14273**

Dear Mr. Henley:

We have reviewed your filing and have the following comments. We think you should revise your document by filing an amendment to the September 30, 2009 Annual Report on Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The amendment should be filed as soon as practicable.

Form 10-K (Fiscal Year Ended September 30, 2009), and As Amended

Financial Statements

Report of Independent Registered Public Accounting Firm

Morris Transportation, Inc. page F-83
and
Smith Systems Transportation, Inc., page F-95

1.   Based on the index to the financial statements and the presentation of the financial
        statements and notes, it is unclear why the audit report omits the reference to the
        balance sheet at August 31, 2008 and the related statements of operations,
        changes in stockholders' equity and cash flows for the five months ended August
        31, 2008 as having also been audited. As both Morris Transportation, Inc.
        ("Morris") and Smith Systems Transportation, Inc. ("Smith") are considered to be
        the predecessor entities of IFC, there should be no lapse in audited period from
        the fiscal years ended March 31, 2008 through the effective date of acquisition on
        September 1, 2008. In this regard, please revise the respective auditor reports, to
        the extent an audit was performed, to reference the August 31, 2008 stub period.
        Please note that an audit is required for this stub period. Please revise or advise.
        In addition, each page of the financial statements of Morris and Smith should be
        labeled as "Predecessor."

Exhibit 31 and Exhibit 32 Certifications

2.   We note you did not file the required updated Exhibit 31 and Exhibit 32
        Certifications with the Amended Annual Report on Form 10-K for the fiscal year
        ended September 30, 2009, as filed on April 30, 2010. Please file these required
        Certifications in a further amendment to the September 30, 2009 Form 10-K. See
        Item 601(b)(31) and (32) of Regulation S-K and Rule 12b-15 of the Exchange
        Act.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant